Exhibit 99.2

STEALTHGAS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

The following management’s discussion and analysis should be read in conjunction with our interim unaudited condensed consolidated financial statements and the notes thereto included elsewhere in this report and our management’s discussion and analysis included in “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements for the period from October 12, 2004 (inception) through December 31, 2004 and the years ended December 31, 2005 and December 31, 2006 and the notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the Securities and Exchange Commission, or SEC, on June 5, 2007.

Results of Operations

Three months ended March 31, 2007 compared to three months ended March 31, 2006

The average number of vessels in our fleet was 28.7 for the three months ended March 31, 2007 compared to 22.4 in the three months ended March 31, 2006.

VOYAGE REVENUES – Voyage revenues for the three months ended March 31, 2007 were $20.7 million compared to $16.9 million for the three months ended March 31, 2006, an increase of $3.8 million, or 22.5%. The average daily time charter equivalent rate, or TCE rate, for the three months ended March 31, 2007, was $7,549, a decrease of $321, or 4.1%, compared to an average daily TCE rate of $7,870 for the three months ended March 31, 2006. The decrease reflected the lower prevailing time charter rates for LPG carriers in the second and third quarters of 2006 when some of our vessels were re-fixed on time charters for an additional one-year period, compared to the rates that were prevailing during the first quarter of 2006. Time charter rates however improved in the fourth quarter of 2006 and this improvement continued in the first quarter of fiscal 2007. Total voyage days for our fleet were 2,579 for the three months ended March 31, 2007 compared to 2,015 for the three months ended March 31, 2006. Of the total voyage days for the three months ended March 31, 2007, 2,465 days, or 95.6% were either under time or bareboat charters and 114 days, or 4.4%, were on spot charters. This compares to 1,897 days, or 94.1%, on time or bareboat charters and 118 days, or 5.9%, on spot charters during the three months ended March 31, 2006. Our fleet utilization was 100% for the three months ended March 31, 2007 compared to 99.9% for the three months ended March 31, 2006.

The growth in revenue reflects principally the growth in the average numbers of vessels in our fleet from 22.4 vessels in the three months ended March 31, 2006 to 28.7 vessels in the three months ended March 31, 2007 partially offset by lower average time charter rates for the vessels in our fleet during the three months ended March 31, 2007 compared to the three months ended March 31, 2006. During the three months ended March 31, 2007, the Gas Arctic, the Gas Ice, the Birgit Kosan, the Gas Marathon, the Gas Prophet (now renamed the M.T. Ming Long), the Sir Ivor, the Lyne and the Batangas, were employed under bareboat charters. The Gas Eternity

(now renamed the M.T. Yu Tian 9) was employed on bareboat charter for part of the three months ended March 31, 2007. Bareboat charters are generally for lower monthly rates, however, under bareboat charters, we are not responsible for voyage or operating expenses or drydocking and special survey expenses. The prevailing charter rates in the handysize LPG sector for the three months ended March 31, 2007 were lower than the three months ended March 31, 2006 but continued the improvement that commenced in the fourth quarter of fiscal 2006.

VOYAGE EXPENSES – Voyage expenses, which we only incur under spot charters, were $1.3 million for the three months ended March 31, 2007 compared to $1.1 million for the three months ended March 31, 2006, an increase of $0.2 million, or 18.2%. For the three months ended March 31, 2007, voyage expenses consisted of bunker charges in the amount of $0.3 million, port expenses of $0.3 million, commissions charged by third parties of $0.3 million, commissions charged by related parties of $0.3 million and other voyage expenses of $0.09 million. Compared to the three months ended March 31, 2006 where the same charges were $0.3 million, $0.3 million, $0.3 million, $0.2 million and $0.006 million respectively. The increase in voyage expenses is mainly attributable to increased port expenses and commissions paid to related parties.

VESSEL OPERATING EXPENSES – Vessel operating expenses were $5.3 million for the three months ended March 31, 2007 compared to $4.3 million for the three months ended March 31, 2006, an increase of $1.0 million, or 23%, which resulted primarily from an increase in crew wages and related expenses incurred as a result of the increase in the average number of vessels in our fleet compared to the three months ended March 31, 2006. For the three months ended March 31, 2007, crew wages totaled $2.8 million compared to $2.4 million in the three months ended March 31, 2006. Other significant increases in vessel operating expenses were for repairs and maintenance, which increased from $0.4 million for the three months ended March 31, 2006 to $0.6 million for the three months ended March 31, 2007.

DRY DOCKING COSTS – There were no dry docking costs in the three months ended March 31, 2007 or the three months ended March 31, 2006.

MANAGEMENT FEES – Management fees were $0.9 million for the three months ended March 31, 2007 compared to $0.6 million for the three months ended March 31, 2006, an increase of $0.3 million, or 50%, reflecting the increase in the average number of vessels in our fleet and the increase, effective January 1, 2007, in the management fee payable by us under our management agreement with Stealth Maritime for vessels under time and spot charter from an average of $369 per day per vessel to a fixed $440 per day per vessel.

GENERAL AND ADMINISTRATIVE EXPENSES – General and administrative expenses were $0.8 million for the three months ended March 31, 2007 compared to $0.6 million for the three months ended March 31, 2006, an increase of $0.2 million, or 33.3%. This increase was due to the increased number of vessels in our fleet and increased expenses incurred as a result of an increase in auditor fees and increased compensation expense.

DEPRECIATION – Depreciation expenses for the 28.7 average number of vessels in our fleet for the three months ended March 31, 2007 were $3.7 million compared to $2.8 million for the 22.4 average number of vessels in our fleet for the three months ended March 31, 2006, an increase of $0.9 million, or 32.1%.

INTEREST AND FINANCE COSTS, NET – Interest and finance costs were $2.4 million for the three months ended March 31, 2007 compared to $1.4 million for the three months ended March 31, 2006, an increase of $1.0 million, or 71.4%, resulting primarily from increased indebtedness incurred to fund vessel acquisitions.

CHANGE IN FAIR VALUE OF DERIVATIVES – For the three months ended March 31, 2007 we incurred a non-cash loss on derivatives of $0.03 million based on the estimated value of the two interest rate swaps with DnB NOR Bank ASA and Fortis Bank, compared to a non-cash profit of $0.6 million for the three months ended March 31, 2006.

INTEREST INCOME – Net interest income was $0.3 million for the three months ended March 31, 2007 compared to $0.2 million for the three months ended March 31, 2006, an increase of $0.1 million, or 50.0%, reflecting the increase in interest rates paid on our deposits.

FOREIGN EXCHANGE LOSS – For the three months ended March 31, 2007, we incurred a foreign exchange loss of $0.010 million compared to a loss of $0.013 million for the three months ended March 31, 2006.

NET INCOME – As a result of the above factors, net income was $6.6 million for the three months ended March 31, 2007, representing a decrease of $0.4 million, or 5.7%, from net income of $7.0 million for the three months ended March 31, 2006.

Liquidity and Capital Resources

Since our inception, our principal source of funds has been equity provided by our affiliates, proceeds from our initial public offering, cash generated by our operations and bank borrowings. Our principal use of funds has been to acquire our vessels, to maintain the quality of our LPG vessels, to comply with international standards, laws and regulations and to fund working capital requirements. We expect to fund the purchase price for the five vessels that we have agreed to acquire, three of which are scheduled for delivery in July 2007 and two of which are scheduled for delivery in October 2007, with cash generated by our operations and borrowings under a short term 60-day unsecured facility provided by our affiliate Brave Maritime Corp., the maturity of which may be extended for 60 additional days at our option, and our new Scotiabank Europe plc credit facility, as well as a new credit facility we expect to enter into with respect to the Gas Haralambos.

It is expected that the 60-day $35 million bridge facility with our affiliate Brave Maritime Corp. will be refinanced with borrowings under a new credit facility we will seek to enter into, which will be secured by mortgages over as yet to be specified vessels in our fleet and on terms similar, with respect to structure and pricing, to our existing credit facilities. Overall we will continue to rely upon operating cash flows, bank borrowings, as well as future financings to fund any additional vessel acquisitions we make in the future.

We believe that, unless there is a major and sustained downturn in market conditions, our internally generated cash flows and the borrowings under our new or existing credit facilities will be sufficient to fund the operations of our fleet, including working capital requirements. We do expect, however, that we will need to enter into another new credit facility to fund a portion of the purchase price for the Gas Haralambos, which is payable upon this vessel’s delivery, scheduled for October 2007, to us. We expect, though it is not certain, that such credit facility will be with one of our existing lenders.

Since the formation of the Company in October 2004 and our subsequent initial public offering in October 2005, we have continued to implement our strategy of growth by acquisition of LPG carriers, to become a market leader within the handysize (3,000 to 8,000 cbm) LPG carrier sector, using the resources outlined above.

Dividend Policy

Our dividend policy will also impact our future liquidity position. For a description of our dividend policy, see “Item 8. Financial Information — Dividend Policy” of our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on June 5, 2007.

Loan Agreements

We currently have loan agreements with Fortis Bank and DnB NOR Bank ASA, and for a description of these agreements and our credit facilities, see “Item 5. Operating and Financial Review and Prospects — Loan Agreements” of our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on June 5, 2007.

In addition to our loan agreements with Fortis Bank and DnB NOR Bank ASA, in the second quarter of 2007, we entered into a credit facility with Scotiabank Europe plc (the “Scotia Capital Facility”) and a 60-day unsecured bridge facility with our affiliate Brave Maritime Corp., which are described below.

Scotiabank Europe plc

On June 21, 2007, we entered into a loan agreement with Scotiabank Europe plc for the Scotia Capital Facility for two loan facilities totaling of $46.9 million. The Scotia Capital Facility will be secured by mortgages on the Gas Icon, the Gas Sikousis, the Gas Kalogeros, the Gas Sophie and the Gas Zael and borrowings thereunder bear interest at a rate of LIBOR plus 0.70%. The Scotia Capital Facility is comprised of two parts:

Facility 1, which will be secured by the Gas Sophie, the Gas Icon and the Gas Zael, is an 8-year term facility in a total amount of $12.4 million repayable in one installment of $0.46 million due six months from drawdown, followed by 15 semi-annual installments of $0.62 million and a balloon payment of $2.7 million payable with the 16th installment. On June 21, 2007, we borrowed $6.75 million under Facility 1 to fund a portion of the purchase price for the Gas Icon. We expect that $5.63 million will be drawn down in October of 2007 in regard to the Gas Sophie.

Facility 2, which will be secured by the Gas Sikousis, the Gas Kalogeros and the Gas Zael, is a 10-year term facility in a total amount of $34.5 million repayable by 20 installments of $1.1 million, commencing six months from drawdown, which is expected in July 2007, and a balloon payment of $13.3 million payable with the 20th installment.

The loan agreement with Scotia Capital contains financial covenants requiring that (i) the aggregate market value of the vessels mortgaged there under at all times exceeds 125% of the amount outstanding under the loan, (ii) our leverage, which is defined as total debt net of cash/total market adjusted assets, does not at anytime exceed 80%, (iii) our interest coverage ratio, which is defined as EBITDA divided by interest expense, is at all times more than 2.5 times and (iv) that at least 30% of our outstanding capital stock is directly owned by members of the Vafias family. The loan agreement also requires that a minimum cash balance of $0.2 million per vessel secured thereunder be deposited with the bank at all times and will contain a covenant limiting amounts paid as dividends to 50% of free cash flow for any twelve-month period.

Brave Maritime Corp.

On May 16, 2007, we entered into a 60-day unsecured bridge facility, the maturity of which may be extended for an additional 60 days at our option, with our affiliate Brave Maritime Corp. in the amount of $35.0 million with interest payable at a margin of 0.80% over three month LIBOR. On May 24, 2007, we drew down $9.0 million under this facility to fund a portion of the purchase price for the Gas Renovatio. We believe that the terms of this facility are no less favorable than we could have obtained from an unaffiliated lender for a similar facility.

Cash Flows

NET CASH PROVIDED BY OPERATING ACTIVITIES – was $ 8.8 million for the three months ended March 31, 2007 compared to $9.3 million for the three months ended March 31, 2006 a decrease of $0.5 million, or 5.4%. This represents the net amount of cash, after expenses, generated by the chartering activities of our vessels. Stealth Maritime, on our behalf, collects our chartering revenues and pays our expenses.

NET CASH USED IN INVESTING ACTIVITIES – was $23.7 million for the three months ended March 31, 2007 compared to $30.7 million for the three months ended March 31, 2006, a decrease of $7.0 million, or 22.8%. This difference was due to the acquisition of one vessel, the Gas Flawless, during the three months ended March 31, 2007, compared to the acquisition of three vessels, the Gas Czar, the Gas Fortune and the Gas Eternity, during the three months ended March 31, 2006. The funding for the acquisition of the Gas Flawless was provided by drawings under our facility from DnB NOR Bank ASA.

NET CASH PROVIDED BY FINANCING ACTIVITIES – was $11.1 million for the three months ended March 31, 2007 compared to $9.5 million for the three months ended March 31, 2006, an increase of $1.6 million, or 16.8%, reflecting the net increase in our long term debt as a result of the acquisition of the Gas Flawless during the three months ended March 31, 2007.

Dry Docking and Special Survey Costs

None of our vessels was dry docked or underwent special survey during the three months ended March 31, 2006 as was the case for the three months ended March 31, 2006.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

Geographic Markets

We operate our LPG carriers in the following geographic regions: the Far East, the Mediterranean, Northern and Southern Europe, South America and the Caribbean. We operated 29 vessels during the three months ended March 31, 2007 compared to 24 during the three month period ended March 31, 2006. During the three month period ended March 31, 2007, 28 out of 29 vessels operated either under time charter or bareboat charter under which our charter customers direct the routes taken by our vessels.

Recent Developments

On April 30, 2007, we entered into a memorandum of agreement to acquire one additional vessel named Sea Bird II, which was delivered to us on May 18, 2007. On May 8, 2007, we entered into three separate memoranda of agreement to acquire three additional vessels named Gas Renovatio (formerly Cheviot), the Chiltern and Gas Evoluzione (formerly Grampian). The Gas Renovatio was delivered to us on May 29, 2007 and the Chiltern was delivered to us on June 28, 2007. We are scheduled to take delivery of the Gas Evoluzione in July 2007. The aggregate purchase price of the above four vessels, the Sea Bird II, Gas Renovatio, the Chiltern and Gas Evoluzione, is $38.2 million.

On February 28, 2007, we entered into two separate memoranda of agreement to acquire two vessels, the Gas Icon and the Gas Sophie, and on March 30, 2007, we entered into an additional two separate memoranda of agreement to acquire two additional vessels, the Gas Sikousis and the Gas Kalogeros. The aggregate purchase price of the four vessels, the Gas Icon, the Gas Sophie, the Gas Sikousis and the Gas Kalogeros, is $51.0 million. The Gas Icon was delivered to us on June 27, 2007. We are scheduled to take delivery of the Gas Sikousis and the Gas Kalogeros in July 2007 and the Gas Sophie in October 2007.

The Gas Flawless, which we agreed to acquire on December 7, 2006, was delivered to us on February 1, 2007. On December 7, 2006, we also agreed to acquire the Gas Haralambos, which is scheduled to be delivered to us in October 2007. The aggregate purchase price of the two vessels, the Gas Flawless and the Gas Haralambos, is $46.1 million. As of June 28, 2007, our fleet consisted of 33 handysize LPG carriers. With the addition of the five additional LPG carriers discussed above, which we had contracted to acquire, but had not yet been delivered, the Gas Haralambos, Gas Kalogeros, Gas Evoluzione, Gas Sikousis and Gas Sophie, our fleet will consist of a total of 38 LPG carriers.

On May 15, 2007, our vessel the Gas Shanghai was involved in a collision when it struck a local vessel that came across its bow as the Gas Shanghai was leaving the port of Ho Chi Minh City, Vietnam, with a pilot on board, after discharging its cargo. While the Gas Shanghai sustained only minor damage, the other, smaller vessel sank and eight of its seamen were lost. On June 27, 2007 the Gas Shanghai was permitted to leave the port and has reentered our service. The vessel's captain and chief officer have been requested to remain in Ho Chi Minh City to assist in the completion of the investigation by the port authorities. We have reached settlements with the families of six of the lost seamen and have secured the claims of the remaining two. We have confirmed that our protection and indemnity insurers have provided security to cover the vessel's third party liabilities and will settle them according to the vessel's proportion of liability as and when they become due. We do not expect these events to materially affect revenues for the second quarter.

On June 22, 2007, we entered into a $25 million unamortizing interest rate swap arrangement with DnB NOR Bank ASA London whereby from September 11, 2007 until September 11, 2012 we will pay on a semi-annual basis to DnB NOR Bank 5.58% and receive from DnB NOR Bank six-month floating LIBOR.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although StealthGas Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, StealthGas Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Stealth Gas Inc.’s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by StealthGas Inc. with the SEC.